SCHEDULE “C”
(to the Management Information Circular of Rubicon Minerals Corporation dated July 7, 2006)

NOTICE OF HEARING OF PETITION FOR FINAL ORDER

FILED IN THE SUPREME COURT OF BRITISH COLUMBIA VANCOUVER REGISTRY JULY 7, 2006

NO. S064371
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 291 OF THE
BUSINESS CORPORATIONS ACT,
S.B.C. 2002, c.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP., AND AFRICO RESOURCES LTD.
AND THEIR RESPECTIVE SHAREHOLDERS

RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION AND COPPERCO RESOURCE CORP.

PETITIONERS

AFRICO RESOURCES LTD.

RESPONDENT

NOTICE OF HEARING OF PETITION

TO: The Respondent, Africo Resources Ltd.

TAKE NOTICE that the application of the Petitioners dated Friday, July 7, 2006 will be heard in chambers at the courthouse at 800 Smithe Street, in the Province of British Columbia, on Tuesday, August 15, 2006 at the hour of 9:45 a.m.

1.  This matter is unopposed.

2.  The hearing will take 30 minutes.

3.  This matter is not within the jurisdiction of a Master because the application may require exercise of the inherent jurisdiction of a Justice of this Honourable Court.

July 7, 2006 Dated	“Davis & Company LLP” Davis & Company LLP (J. Brent MacLean) Solicitor for the Petitioners

This Notice of Hearing was prepared by J. Brent MacLean of the law firm of Davis & Company LLP whose place of business is 2800 Park Place, 666 Burrard Street, Vancouver, BC V6C 2Z7.

No. S064371
Vancouver Registry
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF SECTION 291 OF THE
BUSINESS CORPORATIONS ACT,
S.B.C. 2002, c.57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT AMONG
RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION,
COPPERCO RESOURCE CORP., AND AFRICO RESOURCES LTD.
AND THEIR RESPECTIVE SHAREHOLDERS

RUBICON MINERALS CORPORATION, PARAGON MINERALS CORPORATION AND COPPERCO RESOURCE CORP.

PETITIONERS
AFRICO RESOURCES LTD.

RESPONDENT

NOTICE OF HEARING

DAVIS & COMPANY LLP
Barristers & Solicitors
2800 Park Place
666 Burrard Street
Vancouver, BC V6C 2Z7

Tel. No. 604.687.9444
Fax No. 604.687.1612

File No. 50233-00001                    BZM/kat

VANLIT Library:294958.1